CytomX Therapeutics, Inc.

151 Oyster Point Blvd., Suite 400

South San Francisco, CA 94080

August 14, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Chris Edwards

Re:	CytomX Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-289365)

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of CytomX Therapeutics, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on August 18, 2025, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

CytomX Therapeutics, Inc.

By:	/s/ Christopher W. Ogden
Christopher W. Ogden
Chief Financial Officer

CC:	Sean A. McCarthy, CytomX Therapeutics, Inc.

Mark V. Roeder, Latham & Watkins LLP

John C. Williams, Latham & Watkins LLP